UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date August 28, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Technical Disruption on Telkom-1 Satellite. On Friday, August 25, 2017 at approximately 16.50 Western Indonesia Time, there had been technical disruptions on Telkom-1 satellite ("Telkom-1") which caused disruptions on its services.

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Number: TEL. 157 /PR000/COP-I5000000/2017

Jakarta, August 28, 2017

To:

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta

Re: Technical Disruption on Telkom-1 Satellite

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No 31/POJK.04/2015 dated December 16, 2015 related to Disclosure of Information and Material Facts for Public Company, we hereby inform you that:

Issuer Name                                      : PT Telkom Indonesia (Persero) Tbk

Business Sector                                : Telecommunication

Telephone                                         : (+6221) 5215109

Facsimile                                             : (+6221) 5220500

E-mail                                                   : investor@telkom.co.id

1	Information or material facts	Technical Disruptions on Telkom-1 Satellite
2	Date	August 25, 2017
3	Description of material facts

On Friday, August 25, 2017 at approximately 16.50 Western Indonesia Time, there had been technical disruptions on Telkom-1 satellite ("Telkom-1") which caused disruptions on its services.

The recovery process of Telkom-1 had been commenced right away after the disruptions detected, with the assistance of Lockheed Martin, Telkom-1 manufacturer. Until now Telkom-1 has not been recovered to its normal condition

In order to deliver continuous services to our customers, immediately after the disruptions detected, Telkom had started to prepare migration process of the customers from Telkom-1 to Telkom's other satellites (Telkom-3S and Telkom-2), and to other external satellites. We also have set up a 24x7 Crisis Center.

Currently, together with Lockheed Martin, Telkom is conducting comprehensive examination on Telkom-1. We can only decide any course of action resulted from this examination in the next few days. There could be a possibility that Telkom-1 cannot operate normally anymore.

4	Impact of the incident	Disruptions on Telkom-1's services to government institutions, banks, corporation (including broadcasters) and some of Telkom Group's network.
5	Other information

Telkom-1 was launched on August 13, 1999 and it has 36 transponders, consisting of 24 C-band and 12 Extended C-band. Telkom-1 has 15-year design life until 2014.

Based on our consultation with Lockheed Martin in 2014 and 2016, Telkom-1 had been in good condition and could operate normally for the next several years, at least until 2019 – in line with best practice in satelite business.

Since February 2016, Telkom has been preparing Telkom-4 which is planned to be launched by the middle of 2018. Telkom-4 is projected to use the orbital slot of Telkom-1.

Total revenue from satellite business represents around 0.6% of Telkom Group's revenue.

Telkom-1 is fully insured by Jasindo, one of the biggest domestic insurance companies with strong track record in satellite business.

Thank you for your concern.

Best Regards,

ANDI SETIAWAN

VP Investor Relation

cc:

1.  Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.  Indonesia Stock Exchange through IDXnet; and

3.  Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).